Exhibit 99.4

NICE Survey Finds At Least 50 Percent or More of Interactions Being Handled

Through Digital Channels

Presenting new insights from CX leaders on 2021 priorities, the survey shows that 79 percent believe agents are performing as well as or better from home

Hoboken, N.J., December 8, 2020 – NICE (Nasdaq: NICE) today announced the results of a new survey amongst CX leaders. Findings confirm consumers favor the use of digital channels when interacting with service providers. Entitled ‘Customer Service Leadership in a New Reality,’ the new survey showcases the path CX leaders plan to take to drive agility into their contact centers to deliver on customer expectations. The survey also affirms the role of a cloud-native platform foundation as a critical enabler for maintaining on-going seamless business continuity mandated by today’s reality of remote work. Click here to access an infographic summarizing the findings of the survey.

Digital channels are central to today’s customer service environment

NICE’s new survey conducted among over 200 CX leaders at leading contact centers highlights seven key data points. Key among them is the rapid acceleration in the overwhelming popularity of digital channels among consumers. 51 percent of leaders indicated that half or more of their interactions are currently being handled through digital channels (e.g. Chat, Email, Social Network).

Work from home is widely acknowledged as part of the new reality

79 percent of the CX leaders surveyed indicated that agents working from home are performing as well as or better than in the office. While the practice of working from home was not prevalent pre-pandemic owing to concerns of employee focus, survey findings show a higher comfort level by CX leaders for this practice. 76 percent of leaders polled said agents prefer to work from home, and 43 percent of CX leaders said they plan to keep 50 percent or more of their agents working at home in the future.

A cloud foundation is recognized as a critical enabler of work from home and business agility

The survey also looked at the infrastructure aspects of work from home, highlighting the key components that make it possible for service organizations. 74 percent of CX leaders claimed they are already or plan to be cloud-based across their entire contact centers. 85 percent also said that they plan to invest in upgrading their contact center with technologies that enhance agility, such as AI and Performance Management, as well as capabilities driving personalized connections and unified channels. 71 percent of CX leaders also indicated they plan to implement Desktop Guidance and Automation which they consider an agility booster.

Eran Liron, Executive Vice President, Marketing & Corporate Development, NICE, said, “Customer service organizations have been on a fast track to respond to current needs, including ensuring service continuity with a dispersed workforce, supporting accelerated customer requests via direct channels and more. This new survey shows that CX leaders have made their 2021 priorities clear, with cloud and digital at the forefront. The findings reinforce NICE’s viewpoint of AI-based Digital Cloud solutions as THE path for customer service success, and our strategy of making them easily accessible to organizations of all sizes.”

About NICE

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Liron, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.